Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-278572
Relating to Preliminary Prospectus Supplement dated August 7, 2024
To Prospectus dated April 17, 2024
Host Hotels & Resorts, L.P.
Pricing Term Sheet
5.500% Series L Senior Notes due 2035
August 7, 2024

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership (the “Company”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Positive) / BBB- (Stable) / BBB (Stable)

Title of Securities:	5.500% Series L Senior Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$700,000,000

Trade Date:	August 7, 2024

Settlement Date:	August 12, 2024 (T+3)

Final Maturity Date:	April 15, 2035

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2025

Record Dates:	April 1 and October 1

Price to Public:	98.486%, plus accrued interest from August 12, 2024

Gross Proceeds:	$689,402,000

Coupon:	5.500%

Yield to Maturity:	5.689%

Spread to Benchmark Treasury:	.+175 basis points

Benchmark Treasury:	UST 4.375% due May 15, 2034

Benchmark Treasury Yield:	3.939%

Optional Redemption:
Prior to January 15, 2035 (90 days prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, at any time in whole or from time to time in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
•100% of the principal amount of the Notes to be redeemed; and
•(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, in each case discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued thereon to the date of redemption, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.
At any time on or after the Par Call Date, the Notes will be redeemable as a whole or in part, at any time and from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but not including, the date of redemption.

CUSIP / ISIN:	44107T BC9 / US44107TBC99

Use of Proceeds:
The Company estimates the net proceeds from the sale of the Notes will be approximately $683 million, after deducting the underwriting discount, de minimis original issue discount, fees and expenses payable by the Company. The Company intends to use the net proceeds from the sale of the Notes to repay all $525 million of its borrowings outstanding under the revolver portion of its senior credit facility, including amounts borrowed in connection with the recent acquisitions of The Ritz-Carlton O’ahu, Turtle Bay and 1 Hotel Central Park, and for general corporate purposes, which may include capital expenditures, dividends and/or funding for future acquisitions of hotel properties.

Underwriters:

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC

Co-Managers:	Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Truist Securities, Inc.
SMBC Nikko Securities America, Inc.
Credit Agricole Securities (USA) Inc.
BNY Mellon Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.
The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at (866) 471-2526 or e-mail: prospectus-ny@ny.email.gs.com; BofA Securities, Inc. at Toll Free: 1-800-294-1322, or by email at dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC at (collect) (212) 834-4533; or Wells Fargo Securities, LLC by email: wfscustomerservice@wellsfargo.com or Toll Free: 1-800-645-3751.